SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: April 26, 2010
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On April 26, 2010, Navios Maritime Partners L.P. (“Navios”) issued a press release announcing its cash distribution of $0.415 per unit for the quarter ended March 31, 2010, representing a 1.2% increase over the prior quarter’s distribution. The cash distribution will be payable on May 13, 2010 to unit holders of record as of May 10, 2010. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On April 28, 2010, Navios issued a press release announcing its financial results for the first quarter ended March 31, 2010. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3,
File No. 333-157000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: April 28, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated April 26, 2010

99.2	Press Release dated April 28, 2010